NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Trust's units (the 'Trust Units') of Torch Energy Royalty Trust (the 'Trust') from listing and registration on the Exchange at the opening of business on March 12, 2013, pursuant to the provisions of Rule
12d2-2 (b), because, in the opinion of the Exchange, the Trust Units are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken because of the delay in filing with the Commission of the Company's December 31, 2011 Form 10-K ('Annual Report') and certain of its fiscal 2012
Form 10-Q filings. As provided by Section 802.01E of the NYSE's
Listed Company Manual ('LCM'), the Trust was given an initial six-month period after the extended filing due date for its Annual Report to regain compliance. The Trust was unable to file its Annual Report by the October 16, 2012 initial six-month deadline, and at the Trust's request, it was granted an additional three-month extension of time to January 16, 2013 to regain compliance, pursuant to NYSE Regulation's discretionary authority under Section 802.01E of the LCM to grant an additional compliance period not to exceed six months. The Trust did not meet this filing deadline. In light of the continued uncertainty with respect to the timing of the Trust's filing of its Annual Report, NYSE Regulation declined the Trust's second request for an additional trading period and NYSE Regulation decided to initiate delisting proceedings.

NYSE Regulation noted that the Trust had previously fallen below the NYSE's continued listing minimum share price standard, as the average closing price of the Trust Units is less than $1.00 per Trust Unit over a consecutive 30 trading day period.

1. The Exchange's Listed Company Manual, Section 802.01E provides that in the case of a company that fails to file its annual report (Forms 10-K, 10-KSB, 20-F, 40-F or N-CSR) with the SEC in a timely manner, if the Exchange deems it necessary or appropriate in the public interest or for the protection of investors, trading in any security can be suspended immediately.

2.  NYSE Regulation, on January 24, 2013, determined that the
Trust Units should be suspended from trading before the opening of the trading session on January 30, 2013, and directed the preparation and filing with the Commission of this application for the removal of the Trust's Units from listing and registration on the Exchange. The Company was notified by letter on January 24, 2013.

3. Pursuant to the above authorization, a press release was issued on January 24, 2013, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on January 24, 2013 and other various dates of the proposed suspension of trading in the Trust Units. Similar information was included on the Exchange's website. Trading in the Trust Units on the Exchange was suspended before the opening of the trading session on January 30, 2013.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Trust units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company indicated it would not appeal the decision. Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.